EXHIBIT 99.3

ASM International N.V.

Tokyo Electron Limited Acquires 4.9% Shareholding in ASM International

ALMERE, the Netherlands, April 28, 2009—ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) announces today that it has confirmed with Tokyo Electron Limited (Tokyo Stock Exchange – 1st Section: 8035), that it has acquired on the open market an interest in ASMI. Tokyo Electron Limited (TEL) has informed ASMI that this interest amounts to 4.9% of ASMI’s total common share capital.

TEL has told ASMI that its participation in ASMI is intended as a long-term investment. TEL has also told ASMI that at present it has no intention to increase its shareholding in ASMI.

ASMI values long-term committed shareholders and therefore welcomes TEL’s investment. TEL is among the world’s top three IC equipment companies.

ASMI and TEL have not entered into any specific agreement or understanding in connection with the share purchase. On December 19 2008, the companies entered into a licensing partnership concerning ASMI’s Atomic Layer Deposition (ALD) patents in the field of batch ALD.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts:

Erik Kamerbeek

Tel +31 653 492 120

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

Tel +1 212 986 2900

Maryjo.dieckhaus@asm.com

Media contact:

Charles Huijskens

Tel +31 20 6855 955

Mobile +31 653 105072

c.huijskens@huijskens.nl